SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 September 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

WORKING FOR A SUSTAINABLE FUTURE BHP BILLITON HEALTH SAFETY ENVIRONMENT AND COMMUNITY REPORT SUMMARY REPORT 2004

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

At BHP Billiton, we take our commitment to sustainable development seriously. The BHP Billiton Charter states, ‘Our purpose is to create long-term value through the discovery, development and conversion of natural resources . . .’.

However, value is not limited to financial returns. The Charter recognises that, ‘We are successful in creating value when:

•	our shareholders are realising a superior return on their investment
•	our customers and suppliers are benefiting from our business relationships
•	the communities in which we operate value our citizenship
•	every employee starts each day with a sense of purpose and ends each day with a sense of accomplishment’.

While we recently announced a record profit that has been recognised by the financial market and reflected in our share price, it saddens me to report that in terms of one of our key measures of success, that of zero fatalities, we have failed. Seventeen of our work colleagues have lost their lives during this fiscal year. This toll on human life and the impact on family, friends and associates is profound, enduring and extremely concerning for myself, our senior executives, our fellow employees, the Board and the entire BHP Billiton family.

Our commitment to the Charter remains as strong as the day it was created. When we demonstrate the creation of value across all facets of our business and confidently provide a workplace that delivers Zero Harm, we will be truly successful.

We are constantly working on determining what causes harm and what needs to be done to create a hazard-free workplace. It is vital that we go back to the fundamentals of safety management and that we continue to explore all of the assumptions and learnings on which we base our safety protocols and standards. The entire management team understands this imperative and their personal commitment and performance is being taken into account in their performance reviews. I look forward to reporting strong progress in this area in our future reports.

On a positive note, I am pleased to report that we have continued to progress soundly in the other dimensions of sustainable development. I encourage you to read our case studies, which provide some concrete examples of how we are putting policy into practice. Our internal HSEC Awards program has again been highly successful in promoting and recognising outstanding HSEC performance and innovation across the Group. It provides a strong indicator of the extent to which individuals within our operations are contributing to our sustainability aspirations.

We have been delighted over the past year to again receive external recognition for our performance in public reporting, community relationships and sustainable development. This recognition reflects the tremendous efforts of a great many people from both within the Company and our host communities who have helped us progress in these areas.

The Full HSEC Report on our website has been prepared in accordance with the Global Reporting Initiative 2002 Sustainability Reporting Guidelines and represents a balanced and reasonable presentation of our organisation’s economic, environmental and social performance. A printed summary report has also been made available due to the strong support we received from our stakeholders for this initiative last year.

At BHP Billiton, the long-term, stable nature of our business means we have the capacity to plan for and meet the challenges that will arise as we contribute to sustainable development at the local, regional and global level. We have made significant progress towards sustainability, and we will continue to focus on the creation of value for our shareholders and our stakeholders.

Chip Goodyear
Chief Executive Officer

Performance at a glance	1

Using this HSEC Report	2

Sustainability at BHP Billiton	3

Governance	4

Performance summaries	5

Policy in action — case studies	11

Our resources at work	15

BHP Billiton Locations	16

Recognition	IBC

BHP Billiton Charter	BC

BHP Billiton HSEC Policy	BC

About BHP Billiton	BC

Contact us	BC

IBC: Inside back cover BC: Back cover

Front cover photo: BHP Billiton Iron Ore employees Ryan Cassidy (front) and Jesse Oxenham at Port Hedland, Western Australia.
See case study 33 in our Full HSEC Report.

PERFORMANCE AT A GLANCE

HSEC TARGETS SCORECARD

(Baseline 1 July 2001 to 30 June 2002 for reduction targets except where stated otherwise)

Overall performance against target: # Target exceeded or ahead of schedule ##Target achieved ( 95%) or on track ##Target behind schedule ##Target not achieved Performance change since last reporting period: ¥ Performance tracking steadily ¥ Performance has improved ¥ Performance has declined MANAGEMENT SYSTEMS 2003/04 All sites to undertake annual self-assessments against the BHP ##¥ Audits or self-assessments completed at 100 per cent of operating Billiton HSEC Management Standards and have plans to achieve sites. Audits were also conducted at three non-operated sites (not conformance with the Standards by 30 June 2005. required by the target). An overall conformance of 3.7 out of 5 has been achieved to date. All sites1 to maintain ISO 14001 Certification. All sites requiring ISO 14001 are certified or have been # ¥ recommended for certification by their ISO auditor. Legal compliance ##¥ Eleven fines totalling US$209 420. Zero fines and prosecutions. Risk management ##¥ Risk registers are in place at all required sites, businesses and Risk registers to be in place and maintained at all sites1 and within Corporate. BHP Billiton businesses and Corporate. SAFETY Zero fatalities. ##¥ Seventeen fatalities in controlled activities.2 50 per cent reduction in Classified Injury Frequency Rate3 ##¥ During the year our Classified Injury Frequency Rate reduced, resulting (excluding first aid treatments) at sites by 30 June 2007. in an overall reduction to date of 26 per cent against the baseline. HEALTH All sites1 to implement a baseline survey on occupational exposure ##¥ 98 per cent of required sites implemented baseline surveys. hazards and establish occupational hygiene monitoring and health surveillance programs. Annual reduction in percentage of people potentially exposed above ##¥ Potential occupational exposure to noise, if not for the use of personal occupational exposure limits.4 protective equipment, increased by 4 per cent. The 2004 financial year was the baseline year in determining other exposures (excluding noise) above occupational exposure limits. 20 per cent reduction in incidence of occupational disease by ##¥ During the year the incidence of occupational illness reduced, resulting 30 June 2007. in an overall reduction to date of 15 per cent against the baseline. COMMUNITY All sites5 to prepare public HSEC reports at a local level (including ##¥ HSEC reports were prepared by 98 per cent of required sites or incidents, community complaints and relevant site-specific emissions) businesses. on an annual basis. All sites5 to have and maintain a community relations plan. ##¥ Community relations plans in place at 98 per cent of required sites and at 24 sites that were not required to meet this target. No transgressions within the Group’s activities of the principles ##¥ None identified. embodied within the United Nations Universal Declaration of Human Rights. Aggregate contribution to community programs, including in-kind ##¥ Expenditure totalled US$46.5 million, equivalent to 1.3 per cent of support, of a target of 1 per cent of pre-tax profits, calculated on a pre-tax profits on a three-year rolling average. three-year rolling average. http://hsecreport.bhpbilliton.com/2004/repository/performanceGlance/performa nceGlance.asp Performance at a glance Overall performance against target: # Target exceeded or ahead of schedule ##Target achieved ( 95%) or on track ##Target behind schedule ##Target not achieved Performance change since last reporting period: ¥ Performance tracking steadily ¥ Performance has improved ¥ Performance has declined ENVIRONMENT 2003/04 Zero significant incidents (i.e., rated 3 and above on the BHP Billiton ##¥ Two Level 3 environmental incidents. Consequence Severity Table). Energy and Greenhouse ##¥ Energy conservation plans in place at all required sites and at 11 sites All sites with emi ssions greater than 100 000 tonnes per year of that were below the emissions threshold. carbon dioxide equivalent6 are required to have and maintain energy conservation plans with specific targets. All sites with emissions greater than 100 000 tonnes per year of ##¥ Greenhouse gas management programs in place at all required sites carbon dioxide equivalent6 are required to have and maintain and at 11 sites that were below the emissions threshold. greenhouse gas management programs. Aggregate Group target for reduction in greenhouse gas emissions ##¥ During the year our greenhouse gas intensity reduced, resulting in per unit of production of 5 per cent by 30 June 2007. an overall reduction to date of 9 per cent against the baseline. Water ##¥ Water management plans in place at 98 per cent of required sites and All sites with fresh water consumption greater than 500 ML per at 23 sites that were below the usage threshold. annum7 to have and maintain water management plans. Aggregate Group target of 10 per cent reduction in fresh water ##¥ During the year our water intensity increased, resulting in an overall consumption per unit of production by 30 June 2007. increase to date of 10 per cent against the baseline. Waste ##¥ Waste minimisation programs in place at 97 per cent of required sites All sites1 to have and maintain waste minimisation programs. and at 10 sites that were not required to meet this target. Aggregate Group target of 20 per cent reduction in waste ##¥ During the year our general waste intensity increased, resulting in an (excluding recycled and mining-related materials, such as waste rock, overall increase to date of 25 per cent against the baseline. tailings, coal reject and slag) per unit of production by 30 June 2007. # ¥ During the year our hazardous waste intensity reduced, resulting in an overall reduction to date of 12 per cent against the baseline. Land management ##¥ Land management plans in place at 98 per cent of required sites and All sites5 to have and maintain land management plans to protect at 19 sites that were not required to meet this target. and enhance agreed beneficial uses. Product stewardship ##¥ Life cycle assessments have been completed for all major minerals Life cycle assessments prepared for all major BHP Billiton minerals products. products8 by 30 June 2004 (incorporating participation in industry programs as appropriate). Notes 1. Includes 60 sites in total, excludes exploration and development projects, sites being divested, closed sites, and offices. 2. Controlled activities are work-related activities where BHP Billiton directly supervises and enforces HSEC standards. 3. A classified injury is any workplace injury that has resulted in the person not returning to their unrestricted normal duties after the day on which the injury was received. 4. Target modified to reflect adoption of BHP Billiton exposure standards (see Health performance summary). 5. Excludes petroleum platforms, exploration and development projects, closed sites, and offices with no significant community or land management issues. 6. Forty sites have emissions greater than 100 000 tpa carbon dioxide equivalent and, combined, account for 98 per cent of the Group’s greenhouse gas emissions. 7. Forty-one sites have fresh water consumption greater than 500 ML per annum and, combined, account for greater than 91 per cent of the Group’s consumption. 8. Excludes petroleum and diamonds. http://hsecreport.bhpbilliton.com/2004/repository/performanceGlanc e/performanceGlance.asp Performance at a glance

BHP BILLITON HSEC SUMMARY REPORT 2004 →	1

USING THIS HSEC REPORT

For the full version of our Health Safety Environment and Community Report 2004, log onto
http://hsecreport.bhpbilliton.com/2004/index.asp

Our approach to reporting

This Report is intended as a brief overview of our HSEC performance over the reporting period.

For a more detailed discussion on all aspects of our HSEC performance, initiatives and case studies, refer to our Full HSEC Report, which is available on our website. The web map above shows what is available and where you can access the information provided on the website.

To aid with providing direction to the relevant sections on our website, we have included a web navigation box at the base of the pages of this Report.

The purpose of the box is to provide the direct web address for the detailed information that is presented in our Full HSEC Report.

Global Reporting Initiative

The Full HSEC Report on our website has been prepared in accordance with the Global Reporting Initiative (GRI) 2002 Sustainability Reporting Guidelines. A GRI Navigator, independently prepared by URS Corporate Sustainable Solutions, is available on our website and outlines how each specific indicator of Part C of the GRI Guidelines has been addressed. It should be recognised that, due to the size and complexity of our business, judgements have had to be made regarding the extent of the information that can be presented in relation to each GRI indicator. Please contact the Company if you would like further information.

Basis of reporting

BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc and their subsidiaries. The two entities continue to exist as separate companies but operate as a combined group known as BHP Billiton.

Throughout this Report, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies. Joint venture projects where we are not the operator are excluded unless expressly stated.

The statistics in this Report cover the facilities owned and operated by BHP Billiton during the 12-month period to 30 June 2004. All dollar figures in the Report are US unless otherwise indicated.

We are continuously improving our reporting systems and endeavour to present useful and accurate information. While every effort has been made to ensure the accuracy of the information, including the figures, in this Report, the data are derived from our many operations around the world and, in some cases, grouped data are not strictly comparable.

Anyone seeking to rely on information in this Report or seeking to draw detailed conclusions from the data should contact the Company for verification and assistance.

Your comments on the contents of our HSEC Report would be greatly appreciated and can be noted on the Feedback Form on our website.

2	→ BHP BILLITON HSEC SUMMARY REPORT 2004
>MESSAGE FROM THE >HSEC TARGETS SCORECARD >OUR APPROACH TO >MANAGEMENT SYSTEMS>HEALTH >EMPLOYEE HSEC AWARDS CHIEF EXECUTIVE OFFICER SUSTAINABLE DEVELOPMENT >HSEC management >EXECUTIVE SUMMARY >The business case protocols and guidelines >SAFETY >EXTERNAL RECOGNITION >ABOUT US >Audit and self-assessment > SUSTAINABILITY CHALLENGES >Risk management >ENVIRONMENT >BASIS OF REPORTING >Fatal risks >Product stewardship >URS assurance statement >Greenhouse gas emissions >COMMUNITY >Data collection and basis >Access to resources >HEALTH >Glossary of terms >SOCIO-ECONOMIC >Sustainable community >Health performance development and closure >Health management >Occupational and community health >SAFETY >Safety performance >GOVERNANCE >Safety management >HSEC governance >ENVIRONMENT >PART OF THE GLOBAL >Environmental performance COMMUNITY >Environmental management >Our stakeholders >Environmental data >Dialogue summary >Building global links >Global Compact progress >COMMUNITY assessment >Community performance >Community management >SOCIO-ECONOMIC >Socio-economic performance >FEEDBACK FORM >DOWNLOADS >Full Report >Summary Report >Our resources at work ##>BHP Billiton locations >GRI Navigator >DIRECTORY You are here GRI Navigator – The Global Reporting Initiative content http://hsecreport.bhpbilliton.com/2004/repository/griNavigation/griNavigation.as p index, outlining how each specific indicator of Part C of the GRI Guidelines has been addressed http://hsecreport.bhpbilliton.com/2004/repository/feedback/feedback.asp Feedback form http://hsecreport.bhpbilliton.com/2004/index.asp Full HSEC Report http://hsecreport.bhpbilliton.com/2004/repository/aboutReport/basisReporting/bas isReporting.asp Basis of reporting – assurance, data basis and boundaries

SUSTAINABILITY AT BHP BILLITON

Our approach to sustainable development

The Company’s commitment to sustainable development has evolved over our long history of operational experience and through lessons learned along the way. Working through complex issues associated with our operations has highlighted environmental and social performance as a critical success factor for the Company. We are well aware of the costs of getting it wrong but, more importantly, we recognise the value that can be created by getting it right. Consequently, we adopt a holistic approach to our business strategy, seeking to realise value for all our stakeholders through sustainable business philosophy.

Sustainability challenges

Our sustainability challenges are those issues that may have a significant impact on our business. These include:

•	fatal risks

•	greenhouse gas emissions

•	access to resources

•	sustainable community development and closure

•	occupational and community health.

Fatal risks

The safety of our employees and the communities in which we operate is integral to our business. Our goal is Zero Harm.

Despite implementation of safety standards and systems being mandatory at our operations, significant incidents and, in some instances, fatal accidents continue to occur. This is a cause of major concern to us, and we are totally committed to eliminating these incidents from our businesses.

Our challenge is to fully implement the safety management standards we have developed and ensure that all our employees and contractors understand, apply rigorously, and fully comply with these standards.

Greenhouse gas emissions

The Company is both a user and producer of fossil fuel energy products that create greenhouse gas emissions.

Looking forward, global demand for energy will continue to grow, with the strongest growth in developing countries. Access to affordable energy is a critical component of poverty alleviation and social development and, therefore, will remain central to society.

Our challenge as a member of the global society is to help meet the world’s energy needs while mitigating the potential impact of greenhouse gas emissions on the climate.

Access to resources

Access to resources is fundamental to the sustainability of our business. Our challenge is to achieve access to the resources relevant to our scope of operations while addressing heightened political and societal expectations related to obtaining and maintaining a ‘licence to operate’.

We must identify, understand and manage requirements associated with the fact that prospective developments are increasingly in developing and/or sensitive regions where there may be competing environmental, racial, social, political and economic pressures.

Sustainable community development and closure

Resource companies contribute to the community in many ways – through employment, use of local suppliers and contractors, disbursements to governments, including taxes and royalties, and by providing support for community development programs and local community organisations.

Although the lifespan of our operations vary, all reach a point where the majority of the natural resource has been extracted and it is no longer economic to continue operations. The social and environmental impacts of closing an operation are complex.

Our challenge is to build human and social capacities within the communities in which we operate, in order to leave a positive legacy that outlasts the operation and ensures a future for communities beyond resource extraction.

Occupational and community health

People are essential to the success of our business. Understanding and mitigating the impact of occupational exposures on our workforce is integral to our journey towards Zero Harm.

We also have a responsibility to work with the communities in which we operate in setting up programs focused on significant community health issues that may also impact on our workforce and their dependants. At a broader level, we must consider our role in addressing community health issues of global significance and how we may assist in supporting management programs that extend beyond the communities in which we operate.

BHP BILLITON HSEC SUMMARY REPORT 2004 →	3
If we get management of these right ... We can then deliver ... Fatalities/Injuries • Increased long-term shareholder returns Employee Relations Short and Long-Term Costs of • Improved attraction to and Injuries/Illnesses retention of workforce Occupational Health Exposures • Improved workforce morale Employee Skills and Morale and productivity Human Rights • Security of operations Community Health Impacts • Improved licence to operate and grow Access to Land and Resources Community Development • Enhanced brand recognition/ reputation Cultural Heritage Product Stewardship • Enhanced stakeholder trust Depletion of Natural Resources • Self-sustaining communities Ambient Pollution • Improved standards of living Greenhouse Gases • Improved operational Water performance and efficiency Biodiversity • Enhancement of biodiversity Land • Reduced business risk National Economic Impacts • Improved access to and lower Global Economic Impacts cost of capital Liabilities Post Closure (Environmental/Social) • Better ability to strategically plan for the longer term Local Economic Impacts • Enhanced economic Business Ethics contribution Sustainability at BHP Billiton – our http://hsecreport.bhpbilliton.com/2004/repository/sustainabilityBHPBilliton/sust ainabilityBHPBilliton.asp approach and the business case Sustainability challenges – our approach, http://hsecreport.bhpbilliton.com/2004/repository/sustainabilityBHPBilliton/sust ainabilityChallenges/sustainabilityChallenges.asp the drivers and external perspectives on our key challenges

GOVERNANCE

It is clear that strong governance in both the financial and non-financial arenas is a critical aspect of running a successful corporation. Our approach to corporate governance is detailed in our financial Annual Report.

This section outlines our approach to HSEC governance.

HSEC governance

Structure and responsibilities

At every level of the organisation, our line managers are responsible for HSEC matters. Although they are supported by functional personnel who provide specialist advice and support in managing all aspects of HSEC, ultimate responsibility rests with the general and senior management teams. Executive remuneration is also directly linked to the financial and non-financial performance of the Company. As shown in the diagram below, the Company’s peak HSE governance body is the HSE Committee, which is a subcommittee of the Board.

HSEC organisation structure

Policy, standards and systems

The BHP Billiton Charter, HSEC Policy and HSEC Management Standards are mandatory at all our sites and operations, under a hierarchical management system where systems and documents must meet and support the requirements of those of higher levels, as shown in the adjacent diagram.

The 15 HSEC Management Standards are well established, providing a strong basis for continual improvement in performance. The Standards were developed to ensure consistent interpretation and implementation of the HSEC Policy. They form the basis for the development and application of HSEC management systems at all levels in the Company.

Hierarchy of systems and documents

The Guide to Business Conduct applies to all our workforce regardless of their specific job or location. It provides employees and contractors with direction and advice on carrying out business and interacting with governments, communities and business partners. This includes clear guidelines on general workplace behaviour as well as our policies, standards and guidelines on a wide range of ethical issues including conflict of interest, financial inducements and bribery, insider trading and political contributions.

Part of the global community

BHP Billiton is committed to maintaining and promoting dialogue with stakeholders in the resources industry and remaining responsive to the global community’s concerns and aspirations. The Company recognises the importance of accountability to stakeholders, and we seek to be transparent in relation to our communications. There are a number of processes across the Company that encourage dialogue with our stakeholders. Our approach is to ensure these processes occur on a number of levels, thereby providing sufficient flexibility to meet the needs of our local communities while also facilitating more broader communications.

Our Charter, HSEC Policy, Management Standards and Guide to Business Conduct all promote a commitment to acting with honesty, integrity and fairness in our interactions with all our stakeholders.

4	→ BHP BILLITON HSEC SUMMARY REPORT 2004
HSEC organisation structure Line management Functional staff BHP Billiton HSE Board Committee BHP Billiton Executive Corporate HSEC Committee HSEC Forum Customer CSG HSEC Sector Groups representatives HSEC networks Sites HSEC personnel Hierarchy of systems and documents Charter HSEC Policy HSEC Management Standards Company-wide Procedures, Protocols and Guidelines Business-based HSEC Management Systems Operational HSEC Procedures > Our Guide to Business Conduct http://bhpbilliton.com/bb/aboutUs/annualReports.jsp Financial Annual Report Governance – risk and investment http://hsecreport.bhpbilliton.com/2004/repository/sustainabilityBHPBilliton/go vernance/governance.asp management processes and our HSEC Management Standards Part of the global community – who our http://hsecreport.bhpbilliton.com/2004/repository/sustainabilityBHPBilliton/glob alCommunity/globalCommunity.asp stakeholders are and the types of dialogue we foster

PERFORMANCE SUMMARIES

The Company’s performance in the areas of health, safety, environment and community (HSEC) is driven by our commitment to people, the environment, our host communities and our commitment to create value for our shareholders.

This section presents the key aspects of the Company’s performance in 2003/04, with comments on our performance trends and improvement initiatives in the categories of:

•	management systems

•	health

•	safety

•	environment

•	community

•	socio-economic.

During the period, the Company was recognised with awards by external groups and organisations for its HSEC performance. We also conducted our internal HSEC Awards program to encourage and recognise excellence in performance by our employees and contractors. These are summarised inside the back cover of this Report.

MANAGEMENT SYSTEMS

Audit and self-assessment

Twenty-four HSEC audits were conducted during the reporting period to assess the level of implementation of the HSEC Management Standards. The program involved 76 personnel from both HSEC functional roles and operational roles and two external auditors. This brings to 79 the number of sites audited since the program commenced in September 2001, with 208 BHP Billiton and 16 external auditors involved. Four sites remain to be audited by December to complete the first three-year cycle.

Risk management

We are pleased to report that risk registers are in place and being maintained at all sites, CSG and Corporate levels, in line with our HSEC target. Work was also undertaken to better align HSEC risk assessment processes with our Enterprise-Wide Risk Management (EWRM) strategy, which is embedding risk management processes into all our critical business systems, allowing us to adopt a precautionary approach to business management. When critical decisions are being made, managers are required to look beyond the obvious risks and recognise all sources of uncertainty, including issues related to health, safety, environment and community.

Product stewardship

Product stewardship is a principle that requires all those involved in the life cycle of a product to take responsibility for the impacts to human health and the natural environment that result from the production, use and disposal of the product.

We set a Company-wide target that life cycle assessments (LCA) be prepared for all major minerals products by 30 June 2004. During the reporting period, in line with this target, LCAs were completed for copper, nickel, iron ore, aluminium, metallurgical coal, manganese and thermal coal. In addition, our Cannington silver/lead/zinc operation has initiated the global Green Lead™ project and our Diamonds business is a member of the Kimberley Process Certification Scheme.

BHP BILLITON HSEC SUMMARY REPORT 2004 →	5
Audited conformance scores against each of the HSEC Management Standards 2001/02 to 2003/04 01/02 02/03 03/04 Average The average level 5.0 and range of 4.5 conformance to each of the 4.0 Standards is 3.5 presented in the graph, which 3.0 shows an overall conformance of 2.5 3.7 out of 5 2.0 (compared to 3.4 out of 5 for the last 1.5 reporting period), against our target 1.0 of full conformance 0.5 (a score greater than 4 out of 5) 0.0 with the Standards Overall by end June 2005. Standard 1 Standard 2 Standard 3 Standard 4 Standard 5 Standard 6 Standard 7 Standard 8 Standard 9 Standard 10 Standard 11 Standard 12 Standard 13 Standard 14 Standard 15 Conformance Performance http://hsecreport.bhpbilliton.com/2004/repository/performanceSummaries/perfo rmanceSummaries.asp summaries http://hsecreport.bhpbilliton.com/2004/repository/recognition/recognition.as p Recognition

PERFORMANCE SUMMARIES

HEALTH

Background

People are central to the success of our business and, accordingly, understanding the potential for health risks and establishing suitable mitigation measures are integral to our journey towards Zero Harm.

Health management

Employee health

Employee health and associated occupational illness remains a key focus of our health management. The control of employee exposures and a reduction of occupational illnesses are the thrust of our Company health targets, which will be revised during the coming year to further focus on reduction in these areas. It should be noted that all exposures monitored are potential exposures and do not take into consideration the use of personal protective equipment (PPE) where it is utilised to mitigate exposure. Having said this, our aim, consistent with the ‘hierarchy of control’ approach, is to remove or avoid hazards through engineering or design solutions wherever possible. PPE is utilised where this approach is yet to be implemented or is not currently feasible.

The requirement for reporting potential exposures above action levels (50 per cent of the occupational exposure limit) but below occupational exposure limits has been established to give us an understanding of the potential for harm and enable us to establish proactive plans to mitigate exposures and consequently reduce the incidence of occupational illness.

Personal protective equipment

Continued improvement in our PPE program is still very important, and we are seeking to standardise our approach across the Company. For example, we have developed a Personal Protective Equipment Compliance Auditing Guideline to ensure there are standard processes for measuring PPE compliance across the organisation.

Exposure standards

Occupational exposure limits are now standardised across the Company. Monitoring of exposure through the Company has also been improved through the updating of the health exposure assessment guideline and the provision of a standard statistical analysis package for our operations. This process has been further supported by the development of a number of position statements for substances of particular importance to the organisation, and/or where there is significant variation in the occupational exposure limits being recommended by leading authorities.

Community health

We recognise that, as members of the community, our employees and contractors can be impacted significantly by communicable diseases. Our main programs in community health have therefore been focused on the three major infectious diseases, which also impact many of our operations. These are malaria, tuberculosis and HIV/AIDS.

Performance

Occupational exposures

Occupational illnesses

6	→ BHP BILLITON HSEC SUMMARY REPORT 2004
Performance Occupational exposures Percentage of employees in potential exposures* 2003/04% 100 50 0 Aluminium Base Metals Carbon Steel Materials Stainless Steel Materials Energy Coal Petroleum Diamonds & Specialty Products BHP Billiton # Between Action Levels and Occupational Exposure Limit # > Occupational Exposure Limit # > Noise Exposure Limit * i.e., would be exposed if not wearing PPE. When compared to the previous period, potential exposures for noise, if not for the use of PPE, have increased. For other exposures, the exposure data is set against newly introduced Company-wide exposure standards, which in many cases are more stringent than local regulations and set a lower baseline target throughout the Company. Occupational illnesses New illnesses by type 2003/04 Noise-induced hearing loss 75% All respiratory disease 11% Repetitive trauma (excluding noise) 8% Other illnesses 6% During the year, 197 new cases of occupational illness were reported throughout the Company, a reduction from 226 last year, resulting in an overall reduction to date of 15 per cent against the baseline. There has been an increase in noise-induced hearing loss being diagnosed across the Company, primarily associated with the detection of cases through enhanced medical surveillance and more stringent diagnostic parameters through use of the US Occupational Safety and Health Administration guidelines for noise-induced hearing loss. Health performance http://hsecreport.bhpbilliton.com/2004/repository/performanceSummaries/health/he alth.asp summary http://hsecreport.bhpbilliton.com/2004/repository/caseStudies/health.asp Health case studies

SAFETY

Background

The safety of our employees, contractors and the communities in which we operate is an integral part of our business. Our goal is Zero Harm. To this end, we are seeking to create a mindset and an environment where people believe it is possible to work injury free — regardless of where they are in the world, what role they undertake or in which business they work.

Safety management

During the reporting period, a substantial review was undertaken to assess what priorities are appropriate to re-establish a stable progression towards Zero Harm. A number of key strategic learnings have emerged for the organisation:

1.	Low injury frequency rates do not mean low fatality rates.
2.	Injury reduction programs alone will not prevent fatalities — a complementary focused effort is required on fatal risk. This is why we have implemented the Fatal Risk Control Protocols.
3.	Our fatalities often have similar underlying causes.
4.	High near miss reporting often correlates with declining injuries or fatalities — our ability to take heed of the ‘signals’ from near miss events is crucial to our efforts in eliminating fatalities.
5.	Leadership visibility in the field is crucial — our current state of safety maturity relies heavily on leadership energy to deliver improved performance.
6.	Effective contractor management is essential.
7.	Hazard identification and risk awareness are fundamental for success.

Fatal Risk Control Protocols

A significant effort is being made to implement the requirements of the Fatal Risk Control Protocols across the organisation. There is clear evidence that their implementation, particularly in relation to light vehicle usage, has already delivered more effective barriers, preventing significant incidents and serious outcomes.

Leadership, behaviour and awareness

Effective safety leadership is crucial to the success of our safety programs. We therefore hold line management accountable for safety at all our operations. Behavioural-based safety is the process of involving our people in defining the ways they are most likely to be injured and asking them to observe co-workers and engage them in a discussion that reinforces safe behaviours and identifies ways the job can be done more safely. Our approach aims to increase safe behaviour and decrease at-risk behaviour by involving our leadership, employees and contractors. A number of behavioural-based safety programs are being implemented across our operations.

Lead indicators

A lead indicator is a metric used to drive and measure activities carried out to control and prevent injury, damage or loss. When measured and monitored effectively, they provide data to enable effective intervention to address or reverse a negative trend before it results in injury, damage or loss. Lead indicators are now being incorporated into our safety metrics at all operations.

Contractor management

Managing contractors and their activities more effectively at our operations has been identified as a significant improvement opportunity for the Company. Our objective is to ensure that standards and procedures adopted by our contractors are consistent with the BHP Billiton standards. During the reporting period, we have taken a number of steps towards improved consistency in this area.

Performance

Fatalities

Classified Injury Frequency Rate

BHP BILLITON HSEC SUMMARY REPORT 2004 →	7
Fatalities at our controlled operations 2001/02 to 2003/04 Safety efforts made to pursue Zero Harm in our organisation have been 20 extensive and in many instances successful; however, we are deeply saddened to report that 17 fatalities occurred at our controlled operations and activities. The impact of these 10 incidents on our people, their families and friends is deep and Number of fatalities profound and we offer our sincere condolences to all impacted by these tragic events. We are determined 0 to eliminate fatalities from all our operations and will not be satisfied 01/02 02/03 03/04 until this is achieved. # Contractors # Employees Classified Injury Frequency Rate 2001/02 to 2003/04 A classified injury is any workplace injury that has resulted in the person not returning to their unrestricted normal duties after the day on 8 which the injury was received. The Classified Injury Frequency Rate (CIFR) is the number of classified injuries per million work-hours. The CIFR for the reporting period was 4.95 compared 4 with 5.38 for 2002/03 (adjusted following definitional alignment with US Occupational Safety and Health Administration). This represents Classified injuries per million hours an 8 per cent decrease during the 0 reporting period, and an overall 26 per cent reduction against the 01/02 02/03 03/04 baseline, and is in line with our target for a 50 per cent reduction in our Classified Injury Frequency Rate by 30 June 2007. Safety performance http://hsecreport.bhpbilliton.com/2004/repository/performanceSummaries/safety/sa fety.asp summary http://hsecreport.bhpbilliton.com/2004/repository/caseStudies/safety.asp Safety case studies

PERFORMANCE SUMMARIES

ENVIRONMENT

Background

Our approach to environmental management is incorporated in our Charter, which states that we have an overriding commitment to health, safety, environmental responsibility and sustainable development. In addition, we adhere to the HSEC Management Standards that form the basis for our management systems at all levels. They cover the entire life cycle of operations, including decommissioning, closure and rehabilitation.

Environmental management

Our environmental management during the reporting year remained focused on three main areas:

•	management processes and programs

•	external environmental issues, including emerging new regulations (in particular in the European Union), land access and climate change

•	operational level environmental issues, such as tailings and hydrocarbon management.

Environmental management systems

All our sites now have in place environmental management plans such as greenhouse gas and energy, waste, water and land management plans as part of Company-wide targets. All our required sites are also now certified to the ISO 14001 Environmental Management System standard. Company-wide professional networks have been established to deal with critical areas of environmental management practice including greenhouse gases and closure.

Closure planning

During the reporting period, we developed a Company-wide Closure Standard. The Closure Standard presents a set of consistent principles and procedures to formally recognise and coordinate the Company’s approach to planning for, providing for and executing closure. While the area of land rehabilitated improved by 15 per cent compared to the previous year, we continued to disturb more land than we rehabilitated, mainly due to increased mining activities at our coal, bauxite, copper and diamond operations.

Climate change

We are working on activities related to climate change risks and opportunities in a number of ways. These include reducing the greenhouse gas (GHG) intensity of our operations in line with a target, requiring sites to develop GHG management and energy conservation plans, pricing carbon in investment decision-making, funding research and development activities, and collaborating with customers.

Biodiversity

The intent of our biodiversity management is to recognise and manage the values of biodiversity that may be adversely affected by our activities. During the year, we researched relevant biodiversity metrics that can be used to monitor and measure the success of our land management and rehabilitation strategies.

Performance

Environmental incidents

Regrettably, we had two significant incidents at our now closed Selbaie site in Canada during the reporting period. These related to acid water seepage that resulted in the release of poor-quality water outside the designed containment system. Measures are being put in place to prevent recurrence.

Water

Waste

Greenhouse gases

1.	The intensity index has been developed as a Company-wide performance indicator on environmental parameters, such as energy use, greenhouse gas emissions and fresh water consumption. The ‘index’ concept allows performance from different business groups or sites, all of which may have different operating conditions and product mixes, to be added together to form an overall indicator per unit of production. The baseline year for the intensity indices is BHP Billiton’s Fiscal Year 2001/02 and, as such, has a value of 100 for that year.

8	→ BHP BILLITON HSEC SUMMARY REPORT 2004
Water BHP Billiton water intensity index1 2001/02 to 2003/04 While the use of recycled water at 110 our sites was maintained at similar levels to last year, during the year our water intensity increased, resulting in an overall increase of our intensity index to date of 10 per cent against the 100 baseline. The increase was mainly due to increased production at our base metals operations, in particular copper production at Escondida, and less than expected 90 water recovery rates from the new 01/02 02/03 03/04 Escondida IV tailings dam. Waste Waste disposal 2000/01 to 2003/04 250 Our general waste disposed to landfill increased from 115 280 tonnes to 124 990 tonnes, while our hazardous waste reduced from 79 940 tonnes to 59 094 tonnes, when compared to the 125 previous reporting period. Thousand tonnes 0 General waste to landfill Hazardous waste 00/01 01/02 02/03 03/04 Greenhouse gases BHP Billiton greenhouse gas intensity index1 2001/02 to 2003/04 During the year, our greenhouse 100 gas intensity reduced, resulting in an overall reduction of our intensity index to date of 9 per cent against the baseline. 95 This indicates that we are on track to achieve our greenhouse gas target of an aggregate Group reduction in greenhouse gas emissions per unit of production 90 of 5 per cent by 30 June 2007. 01/02 02/03 03/04 Environment http://hsecreport.bhpbilliton.com/2004/repository/performanceSummaries/environme nt/environment.asp performance summary Environment http://hsecreport.bhpbilliton.com/2004//repository/caseStudies/environment.as p case studies Environmental http://hsecreport.bhpbilliton.com/2004/repository/performanceSummaries/environ ment/environmentalDataSummary.asp data summary

COMMUNITY

Background

Because we operate in a diverse range of countries and cultures around the world, working effectively with these different communities is a task that requires time, resources and expertise.

We are becoming increasingly aware that we must build our people’s capacity within the Company so that they have the skills that will enable them to build strong relationships with the different community groups with which they interact.

Community management

Human rights

During 2003, a Human Rights Self-assessment Toolkit was developed and distributed to all Company sites to assist them in appraising their potential exposure to human rights issues. Use of the toolkit is consistent with the Company’s target of ensuring there are no transgressions of the principles contained within the United Nations Universal Declaration of Human Rights. Since its implementation, 44 per cent of sites have completed the self-assessment.

For further details on how we are progressing issues that have been raised at two of our operations, refer to our case studies in the Full Report: ‘Process of resolving Tabaco land acquisition issues continues’ and ‘Dialogue Table meetings provide a forum for resolving community issues at Tintaya’.

Community relations

During the year, 26 operations undertook stakeholder perception surveys to better understand their performance from their stakeholders’ perspective. A number of these stakeholder perception surveys were also reviewed to determine whether there were any consistent or emerging themes that could be applied across the organisation.

Community Relations Network

A Community Relations Network has been established to facilitate and encourage communication between employees with community responsibilities. The network provides each member with easy access to 180 people across the Company with whom questions can be raised, experiences shared and advice and opinions sought.

Employee Matched Giving Program

The second pilot phase of the Employee Matched Giving Program was implemented in South Africa, the United Kingdom, Canada and Australia. The program aims to strengthen local communities by supporting and encouraging employees who volunteer, fundraise or donate to not-for-profit organisations. During 2004, the Company contributed over US$220 000 to 140 not-for-profit organisations as part of this program.

Corporate foundations

Many of our operations have chosen to manage their community contributions through a corporate foundation structure. These foundations vary in their maturity; some have been functioning for over ten years and others have only recently been established. We are undertaking a study of these foundations in an attempt to determine whether it is the most effective way to deliver community programs, keeping in mind the diversity of countries and cultures in which we operate.

Performance

Human Rights

No transgressions of the principles embodied within the United Nations Universal Declaration of Human Rights were identified within the Group during the year.

Community relations plans

In line with our HSEC target, 98 per cent of the sites required to have community relations plans in place now have operational plans or were covered by a regional development plan developed by the business group.

External reporting

This year, 98 per cent of sites required to prepare public HSEC reports have produced them or they are included in business level reports, which meets our target.

Community contributions

BHP BILLITON HSEC SUMMARY REPORT 2004 →	9
Community contributions by program category 2003/04 Environment 8% Health 12% Arts 4% Sport and recreation 6% Education 18% Community welfare 36% Other 16% Community contributions by geographic region 2003/04 South America 31% Africa 27% Australia and Asia 30% Europe (inc UK) 2% North America 10% During 2004, our voluntary contributions towards community programs totalled US$46.5 million, comprising cash, in-kind support and management time. This amount equates to 1.3 per cent of pre-tax profit (three-year rolling average), which exceeds our target of 1 per cent. Community http://hsecreport.bhpbilliton.com/2004/repository/performanceSummaries/community /community.asp performance summary Community http://hsecreport.bhpbilliton.com/2004/repository/caseStudies/community.asp case studies BHP Billiton site http://bhpbilliton.com/bb/sustainableDevelopment/operationsHSECReports.jsp HSEC reports

PERFORMANCE SUMMARIES

SOCIO-ECONOMIC

Background

The socio-economic aspects of our operations relate to how we manage our people, govern our business and contribute to the economies within which we operate.

Management and performance

Employee relations

Employee relations are the responsibility of local and business unit management. Employee relations arrangements at individual workplaces are required to respect local legislative requirements and other local standards and circumstances. Our Guide to Business Conduct outlines our policies with regard to equality in employment.

Employee profile

Diversity

The Company is committed to developing a diverse workforce and to providing a work environment in which everyone is treated fairly and with respect and has the opportunity to contribute to business success and realise their potential.

BHP Billiton South Africa has adopted an empowerment strategy of change. This empowerment strategy covers transformation at the levels of ownership, management, sustainable socioeconomic development, procurement and employment equity. The employment equity policy is aimed at redressing previous disadvantages, disempowerment and employment imbalances through accelerated development, training and education programs.

Indigenous employment continues to be an important issue at a number of our sites. Various initiatives have been introduced and reported in previous years, which have been supplemented at some operations by new programs aimed at further consolidating and increasing indigenous employment levels.

Business conduct

A 12-month trial of an external helpline system was established in October in South Africa. It was later extended to include Mozambique. The system provides staff with an external freecall phone number to call as an alternative to our internal business conduct helpline and fraud hotline. After the trial has run its 12-month course, a decision will be made on whether to continue with the service in South Africa and Mozambique, to widen the service to other countries or to cease offering the service and revert to our internal system.

Economic contributions

The economic contribution we make to society is much more than the financial profits we derive. More specifically, our contribution includes the value that flows from the broader contributions of our operations, such as payments to our employees and suppliers and disbursements to governments, including taxes and royalties.

10	→ BHP BILLITON HSEC SUMMARY REPORT 2004
Regional geographic breakdown of total number of employees 2003/04 North America 8% South America 16% Rest of World 1% South Africa 45% Australia and Asia 28% Europe (inc UK) 2% During the year, the average number of permanent employees across the Company (including our owned and operated facilities as well as our share of unincorporated joint ventures) was 35 070, compared to 34 800 reported in the previous period. Around 5 per cent of employees were engaged on a part-time or casual basis. Around 38 000 contractors were employed at our operated sites. Business conduct helpline and fraud hotline categories of calls 2003/04 HSEC 5% Conflict of interest/Insider trading 18% Travel 9% Employment related 13% Fraud/Facilitation payments 16% Use of Company property 7% Outside activities 11% Other 21% There were 80 substantive enquiries to the business conduct helpline and fraud hotline systems in the year to 30 June 2004. Of the 80 enquiries, 25 were on the same specific issue and are treated as one enquiry in the graph above. The most common issues raised related to conflict of interest, fraud, employment-related matters (such as disciplinary action, termination or hiring) and outside activities. Total allocated expenditure by category 2003/04 (US$million) Shareholder dividends (1617) Community contributions (47) Income tax, resource rent tax and royalties (2160) Employee payments, goods and services (10 261) Globally, in 2003/04, the Company spent in the order of US$14 billion sustaining its businesses. The breakdown of this amount by category is presented above. Expenditure by region is presented in our Full HSEC Report to help to quantify the regional economic contributions of the Group. Socio-economic http://hsecreport.bhpbilliton.com/2004/performanceSummaries/socioEconomic/socioE conomic.asp performance summary Socio-economic http://hsecreport.bhpbilliton.com/2004/repository/caseStudies/socioEconomic.asp case studies BHP Billiton Guide http://bhpbilliton.com/bb/peopleAndEmployment/globalBusinessConductGuide.jsp to Business Conduct

POLICY IN ACTION — CASE STUDIES

The case studies listed below appear in our Full HSEC Report. They present examples of HSEC issues, initiatives, projects and programs across the Group and highlight some of the sustainability challenges faced by our operations. In this Summary Report, we present in abbreviated form the five case studies indicated in colour.

HEALTH

1.	Seeking ways to help manage the impact of HIV/AIDS on a broader scale

2.	Medicines for Malaria Venture aims to develop effective, affordable anti-malarial drugs

3.	EKATI launches screening program to limit development of TB in the local Inuit population

4.	Diesel emission project at Illawarra Coal aims to limit employee exposure to diesel particulates

5.	Khutala Colliery supports development of medical clinic to provide health services to surrounding communities

6.	Metalloys converts disused employee hostel to a centre offering care to an HIV/AIDS affected community

SAFETY

7.	Implementation of Fatal Risk Control Protocols under way at all our operations

8.	Behavioural-based safety leadership training program implemented at New Mexico Coal

9.	Initiatives at Hillside and Worsley aim to improve contractor safety performance

10.	Improvements to lifting and slinging practices by our Petroleum drilling team

11.	Samancor Chrome shuts down operations to implement intensive safety program in response to workplace fatalities

12.	Alliance with Caterpillar aims to improve HSEC aspects of earthmoving equipment while reducing costs

ENVIRONMENT

13.	Coal bed methane offers a fuel source with the potential to deliver zero greenhouse gas emission power

14.	Closure program at San Manuel copper mine addresses environmental issues

15.	Selbaie Mine develops environmental program to contain acidic waters during the snow-melting season

16.	Conserving biodiversity at the Ravensthorpe Nickel Project

17.	Engineering a sustainable future at Yabulu Refinery

18.	Waste management practices at Cannington are delivering benefits for the operation and other stakeholders

19.	Innovative approach to reclamation at La Plata Mine is producing positive results

20.	Mt Arthur Coal trucks and excavators designed to meet stringent noise limits

21.	Documentary film series highlights the environmental richness and fragility of the Sahara

COMMUNITY

22.	Illawarra Coal develops process to address community issues and improve communication with stakeholders

23.	Antamina’s support of environmental committees provides key lessons about the community consultation process

24.	PNG Sustainable Development Program Ltd completes first full year of operation

25.	Dialogue Table meetings provide a forum for resolving community issues at Tintaya

26.	Corporate Community Leadership Program aims to further our understanding of social issues

27.	Operations remain suspended on Gag Island nickel project

28.	Process of resolving Tabaco land acquisition issues continues

29.	Cerro Colorado incorporates community participation and consultation into project planning

SOCIO-ECONOMIC

30.	EKATI agreements aim to provide sustainable employment, training and business opportunities for indigenous communities

31.	Black Economic Empowerment Supply Unit established to promote BEE supply initiatives in the southern African region

32.	Mozal assists growth and development of local suppliers through collaboration and capacity-building programs

33.	BHP Billiton Iron Ore initiatives provide educational and employment opportunities for our indigenous stakeholders in the Pilbara

34.	Petroleum projects in Trinidad and Tobago and Pakistan aim to maximise the employment of local people and enterprises in our operations

35.	Implementing the Guide to Business Conduct at Worsley and Hillside

36.	Mining Certification Evaluation Project adopts draft criteria for certification and protocol for mine audits

37.	Escondida launches program to help its goods and services suppliers raise their HSEC standards

38.	We support establishment of first Centre for Sustainability in Mining and Industry in Africa

BHP BILLITON HSEC SUMMARY REPORT 2004 →	11
http://hsecreport.bhpbilliton.com/2004/repository/caseStudies/caseStudies.asp Policy in action – case studies

POLICY IN ACTION — CASE STUDIES

HEALTH

DIESEL EMISSION PROJECT AT ILLAWARRA COAL AIMS TO LIMIT EMPLOYEE EXPOSURE TO DIESEL PARTICULATES

Our Illawarra Coal operation, located near Wollongong in New South Wales, Australia, comprises four underground coal mines. Diesel vehicles are used in the operation of the mines. Since it became known that exposure to diesel exhaust particulate has the potential to cause health effects, we have been undertaking extensive research and have developed a strategy to effectively manage diesel particulate levels within our mines.

A research project commenced in 1990 with a project committee comprising mine management, workforce representatives, engineering personnel and external specialists. A sampling program commenced at an Illawarra Coal mine and was then extended to eight collieries in the state to establish if exposure levels were consistent across the underground coal mining industry. Control technologies evaluated included fuel quality, ventilation, engine design, disposable exhaust filters, engine decoking and water conditioner cleanliness. Control techniques found suitable have been further improved, resulting in reduced operating costs and an improved work environment. Maintenance practices have also been monitored.

As a result of this project, Illawarra Coal has developed a strategy to effectively manage diesel particulate levels, based on the following conclusions:

•	A multi-faceted approach is necessary, including the use of disposable exhaust filters and good-quality fuel, raw exhaust monitoring and the implementation of effective maintenance programs.

•	Limiting vehicle numbers in mine production panels reduces exposure and need not affect production if appropriately managed.

•	Using underground test stations to monitor gaseous emissions facilitates identification of engines requiring maintenance and improves employee confidence.

•	There is a need to continue liaising with original equipment manufacturers (OEMs) to supply low-emission engines in the future.

The strategy has been effective. Monitoring over a 12-month period at Illawarra Coal’s Elouera Colliery indicated that employee exposures to diesel particulates averaged less than half the recommended exposure standard proposed by a committee convened by the NSW Minerals Council.

SAFETY

ALLIANCE WITH CATERPILLAR AIMS TO IMPROVE HSEC ASPECTS OF EARTHMOVING EQUIPMENT WHILE REDUCING COSTS

Following the BHP Billiton merger in mid 2001, the opportunity was identified to reduce the total cost of ownership of our global earthmoving equipment (EME) fleet. After investigating all major international EME suppliers, Caterpillar was selected as the primary supplier to meet our needs for the global sourcing of earthmoving equipment. In early 2003, BHP Billiton and Caterpillar committed to an initial five-year strategic alliance, which aims not only to save costs but also to reduce HSEC risks associated with the operation of EME.

Our common aim is to work together to deliver increased value by reducing the total cost of ownership of our earthmoving equipment fleet through improved commercial arrangements and continuous improvement process projects. These will also lead to enhancements that comply with the BHP Billiton Fatal Risk Control Protocols, decrease HSEC risks associated with the earthmoving equipment and help us achieve our goal of Zero Harm.

With the support of the Company’s HSEC and asset management teams, initial focus areas were identified that could enable the implementation of projects and initiatives. These include:

•	developing and evaluating vehicle collision avoidance systems, which include the use of closed circuit television cameras, radar detection systems and radio frequency tagging of equipment and personnel

•	reducing and monitoring operator fatigue

•	improving ergonomic issues such as whole body vibration, visibility, comfort and noise affecting both operators and those nearby

•	improving the access systems on the machines, including the ability to maintain three-point contact and the development of powered access systems

•	reducing fuel burn, lubricant consumption and engine emissions

•	developing equipment lockout systems and improving fire prevention systems on the machines.

The resources of both alliance partners will be utilised to facilitate achievement of our cost reduction, productivity and HSEC enhancement objectives.

12	→ BHP BILLITON HSEC SUMMARY REPORT 2004
> Raw exhaust analyser at Elouera Colliery, Australia
> Caterpillar 797 truck operating at the Escondida copper mine, Chile

ENVIRONMENT

Photographer: Jiri Lockman

CONSERVING BIODIVERSITY AT THE RAVENSTHORPE NICKEL PROJECT

In March this year, the Company approved the Ravensthorpe Nickel Project (RNP) located 155 kilometres west of Esperance in Western Australia. One of the challenges facing the project is to construct and operate a significant nickel laterite processing plant and open-cut mining operation while minimising disturbance in an environmentally sensitive area. Detailed environmental planning and research as part of mine planning and design has been undertaken and programs are being implemented to conserve biodiversity in the area.

The RNP is located within the Bandalup Corridor, a band of remnant vegetation that falls within the buffer zone of the Fitzgerald River Biosphere, a world-renowned biodiversity area. The clearing of remnant vegetation associated with project development has impacts on biodiversity including loss of habitat for fauna and, to a lesser extent, direct fauna impact from road traffic. The loss of habitat has been compensated through the purchase of an adjacent 650-hectare ‘bush block’ as a conservation offset, together with the revegetation of approximately 600 hectares of existing cleared farmland to allow its incorporation back into the Bandalup Corridor.

Four mining exclusion zones have been established to preserve restricted flora species identified during ecological survey work.

The project team has also focused on reducing clearing of remnant vegetation by locating as much infrastructure as practicable on adjacent historically cleared land. Where clearing is unavoidable, progressive rehabilitation has been included in the mine development schedule. At the completion of these revegetation activities and subsequent mine rehabilitation, the width of the Bandalup Corridor will actually be increased and we believe that any potential loss of biodiversity associated with land clearing will effectively be reversed.

We have also sponsored a research project studying the resident heath mouse, Pseudomys shortridgei, an Australian Commonwealth endangered species. The research will assist in developing a recovery plan for the heath mouse to hopefully allow its removal from the endangered list.

COMMUNITY

CORPORATE COMMUNITY LEADERSHIP PROGRAM AIMS TO FURTHER OUR UNDERSTANDING OF SOCIAL ISSUES

Many of the Company’s future projects will be located in developing regions of the world. This provides significant operational challenges and also raises questions about our role and responsibility in community development, social upliftment and the introduction or expansion of cash economies. Our participation in Oxfam Community Aid Abroad’s Corporate Community Leadership Program (CCLP) is helping to enhance our understanding of these issues and improve our community performance generally.

In 2004, the third year of the CCLP, ten BHP Billiton employees from eight countries and representing all Customer Sector Groups joined the Oxfam Community Aid Abroad team in India. In the eastern state of Orissa, the group was exposed to best practice examples of community development, effective community dialogue methodologies and the negative impact that poorly managed minerals operations can have on impoverished communities.

Program participants achieved a greater appreciation of the community development process, including:

•	the importance of earning respect and building relationships with community members to allow robust dialogue to occur prior to implementation of programs

•	the need to understand local issues from the local source rather than through a third party’s interpretation of those issues

•	the time it takes for a community to reach consensus about a preferred community development strategy

•	the need to involve people with expertise in community development techniques and methodologies if the program is to be sustainable.

The value of the program to the Company is that there is now a group of more than 40 CCLP graduates in positions where they can directly influence Company practices and improve our community performance. It is also hoped that the CCLP will enhance our contribution to the longer-term development of social capacities and improve the well-being of individual people in communities where we operate.

BHP BILLITON HSEC SUMMARY REPORT 2004 →	13
> Heath mouse in the Ravensthorpe area, Australia > CCLP participants meet with a tribal forest community in Orissa, India

POLICY IN ACTION — CASE STUDIES

SOCIO-ECONOMIC

BLACK ECONOMIC EMPOWERMENT SUPPLY UNIT ESTABLISHED TO PROMOTE BEE SUPPLY INITIATIVES IN THE SOUTHERN AFRICAN REGION

Black Economic Empowerment (BEE) legislation has been introduced in South Africa to address inequalities created by past history, particularly the exclusion of black people from participating in the country’s economy. The legislation attempts to address this by increasing the participation of previously disadvantaged groups. Our new BEE Supply Unit will provide further support to the longstanding work of our operations in fostering local economic development.

In early 2003, the Company implemented a Black Economic Empowerment Procurement Policy for the southern African region. The Policy confers preferential status on BEE suppliers and has the explicit purpose of providing access for black suppliers to the Company’s procurement activities and increasing spending with legitimate BEE suppliers. Our objective in implementing the Policy and setting up the BEE Supply Unit is to ensure that all buying organisations within the Group have the support to meet our commitment to sustainability, as stated in our Charter.

Through the BEE Supply Unit, the Company is promoting BEE spending principally in three ways: supplier transformation; targeting of existing and new BEE suppliers; and building capacity. (See examples below.)

Two Business Development Centres, which have begun operating at Steelpoort and Witbank, will be the primary drivers behind capacity development as:

•	they enhance the likelihood of identifying and promoting local BEEs and small and medium enterprises and create linkages to purchase opportunities

•	their focus on local economic development will enhance our commitment to the local community

•	they provide a vehicle to assist and develop local emerging entrepreneurs.

We are also collaborating with other mining companies to maintain an online BEE supplier database and to accredit potential BEE companies. Recognition of the BEE database as the accepted vehicle from which the major mining houses will source supply, coupled with the benefit of independent and aligned BEE accreditation, should further encourage the transformation of suppliers in our industry sector.

Maduka Construction

Robert Maduka is a former employee of Ingwe Coal’s Khutala Colliery in Mpumalanga Province. After four years of employment at the mine, Robert seized the opportunity to start his own business servicing the mine and formed Maduka Construction.

Currently, Maduka Construction’s responsibilities at Khutala include:

•	moving of stonedust barriers in nine sections

•	stonedust sampling on two seams

•	underground concrete work such as building of workshops, ventilation walls, dams and pump station dams

•	supervising general cleaning of the on-surface shaft area and cleaning of the stores and workshops.

To support the stonedust sampling work undertaken by Robert and his team, Khutala Colliery donated a computer to Maduka Construction to assist in generating reports for the mine management.

Mashidi Metal Picking and Cleaning Services

For more than 30 years, Phineas Mashidi was an employee of Ferrometals, a chrome ore smelter for Samancor Chrome in Mpumalanga Province. In 2001, Phineas chose to accept a retrenchment package and start his own company, Mashidi Metal Picking and Cleaning Services. The company now has 52 employees.

At the smelter, molten chrome ore is poured onto casting floors and allowed to cool. It is then mechanically broken and metal is separated from slag. Mashidi Metal Picking is contracted to load the broken chrome ingots into front-end loaders for further crushing and stockpiling.

As some safety issues have been identified with this work, namely back and finger injuries, Ferrometals is looking into mechanising part of the process and training Mashidi staff with new skills.

14	→ BHP BILLITON HSEC SUMMARY REPORT 2004
> L to R: Nick Saunders, BEE Supply Manager; Celiwe Mosoane, Business Development Centre Manager, Witbank; M’ampho Sumbulu, BEE Supply Specialist, South Africa > Maduka Construction employee working on stonedust barrier > Mashidi employees loading broken ingots into front-end loaders

OUR RESOURCES AT WORK

Customer Sector Group	Petroleum	Aluminium	Base Metals
Commodity
	Oil and Natural Gas	Aluminium	Copper	Gold	Zinc	Silver	Lead

	Fuel, heating, electricity generation	High-tension power lines, wires and cables	Wire and cables, electrical wiring in buildings, electrical generators and motors		Zinc carbon batteries		Lead-acid storage batteries (car batteries), remote area power storage

	Carpets, paints, plastics	Door and window frames, wall cladding, roofing, awnings	Electrical wiring, plumbing pipes and tanks, roofing, light fixtures, treated timbers	Gold leaf for decoration	Roofing, fences, doors, handles, paints, plumbing, nuts and bolts	Solder	Roofing, plumbing, soundproofing, stained glass windows

	Electricity generation, transport, furnace fuel	Propellers, body sheet (for ships, aeroplanes, vehicles), gearboxes, motor parts, wires, cables, packaging	Wires and cables, electrical wiring in buildings and vehicles, robotics, airconditioning and refrigeration units, scientific instruments	Electronics for computers, industrial equipment, aerospace technology, tinted-glass windows	Galvanising and corrosion protection, car bodies, carburettors, tyres	Photographic paper and film, medicines, super conductors	Lead foil, radiation shields, toxic waste storage containers, dyes, solder

	Plastic components, packaging	Components for TV sets, radios, refrigerators and airconditioners	Electrical appliances, telephone cables, microwave equipment, radio and TV sets	Electronic technology	Door handles and other household components, brass fittings		Electronic and electrical appliances such as radios and TV sets (soldered connections)

	Electricity, fuel for vehicles, fuel for cooking and heating, clothing fabric, plastic toys, pens	Beverage cans, bottle tops, foil wrap, foil semi- rigid containers, kettles and saucepans, cutlery, tennis racquets, softball bats, indoor and outdoor furniture, bicycles, vehicles	Ornaments, telephones, cooking utensils, home heating systems, decorative applications, coins	Jewellery, watches, currency, dentistry, decoration for dinnerware and ornaments	Medications, zinc cream, TV sets, computer parts, toys	Jewellery, watches, dinnerware and ornaments, mirrors, cutlery, currency, medallions	Computers, leadlight windows, glass in TV and computer screens for radiation protection

[Additional columns below]

[Continued from above table, first column(s) repeated]

Customer Sector Group	Carbon Steel Materials			Diamonds and Specialty Products		Energy Coal	Stainless Steel Materials
Commodity
	Manganese	Iron Ore	Coking Coal	Diamonds	Titanium	Thermal Coal	Chrome	Nickel	Cobalt

	Dry cell batteries					Electricity generation, heating		Electricity generation turbines, batteries	Rechargeable lithium batteries for mobile telephones and laptop computers, jet engine turbines

		Steelmaking, buildings, bridges, tools, cranes		Diamond grit and powder impregnated rock drilling bits, masonry drilling, machine tool tips and cutting discs	Pigment for paints, fabric, plastics, paper		Treated timbers, street furniture, building cladding, stainless steel	Street furniture, building cladding, stainless steel	Tyre adhesives, magnets, carbide cutting tools

	Steel alloys	Steelmaking, transport equipment, motor vehicles, farm machinery	Steelmaking	Polishing compounds in fine optical surfaces, jewel bearings, wire drawing dies	Titanium metal for aerospace equipment, engines, abrasives, ceramics, robotics	Electricity generation, heating, cement	Pigments for paints, food and beverage equipment, vehicles	Computer hard disks, surgical implements and implants, jet engines, food and beverage equipment, pharmaceutical equipment, vehicles, metal hardening	Paints, enamels, glazes

		Refrigerators, washing machines, ovens		Knife ‘sharpeners’	Paper products, computer and TV screens		Electrical appliances	Colour TV tubes, kitchen sinks, whitegoods	Videotape coatings, heating elements on electric stoves

	Glass, ceramics, dry cell batteries	Food cans, vehicles, tools, cutlery, jewellery, watches		Jewellery	Cosmetics and sunscreens, fabric, clothing, jewellery, heart pacemakers, hip replacements, food colouring	Electricity, fuel for cooking and heating	Bathroom and kitchen fittings	Kitchen utensils, coins, mobile telephones, bathroom and kitchen fittings and fixtures

BHP BILLITON HSEC SUMMARY REPORT 2004 →	15

BHP BILLITON LOCATIONS

CORPORATE CENTRES °
Ref	Continent	Location

1	Africa	Johannesburg

2	Australia	Adelaide

3	Australia	Melbourne (Global Headquarters)

4	Europe	London

5	North America	Houston

6	South America	Santiago

MARKETING OFFICES •
Ref	Continent	Location

7	Asia	Beijing

8	Asia	Jakarta

9	Asia	New Delhi

10	Asia	Seoul

11	Asia	Shanghai

12	Asia	Singapore

13	Asia	Tokyo

14	Europe	Baar

15	Europe	Essen

16	Europe	The Hague

17	Europe	Moscow

18	North America	Pittsburgh

19	South America	Rio de Janeiro

PETROLEUM •
Ref	Continent	Site/Asset	Description	Ownership

20	Africa	Ohanet, Algeria	Joint operator with Sonatrach of wet gas development	45%

21	Africa	ROD Integrated Development, Algeria	Onshore oil project	36.04%

22	Asia	Zamzama, Pakistan	Operator of onshore gas development	38.5%

23	Australia	North West Shelf, Australia	One of Australia’s largest resource projects, producing liquids, LNG and domestic gas	8.33- 16.67%

24	Australia	Bass Strait, Australia	The Bass Strait operations produce oil, condensate, LPG, natural gas and ethane	50%

25	Australia	Griffin, Australia	Operator of oil and gas project offshore WA	45%

26	Australia	Minerva, Australia	Gas field under development in the Otway Basin	90%

27	Australia	Laminaria/Corallina, Australia	Oil production in the Timor Sea	25-32.6%

28	Europe	Liverpool Bay, UK	Operator of oil and gas development in the Irish Sea	46.1%

29	Europe	Bruce/Keith, UK	Oil and gas production in the UK North Sea	16-31.83%

30	North America	Gulf of Mexico, US	Interests in five producing assets, the Mad Dog and Atlantis developments, and exploration interests	4.95-100%

31	South America	Trinidad and Tobago	Operator of the Angostura oil field, under development	45%

—	Various	Exploration	Exploration interests in South Africa, Brunei, Brazil, Australia, US, Trinidad and the UK	—

ALUMINIUM •
Ref	Continent	Site/Asset	Description	Ownership

32	Africa	Hillside/Bayside, South Africa	Two aluminium smelters	100%

33	Africa	Mozal, Mozambique	Aluminium smelter	47.1%

34	Australia	Worsley, Australia	Integrated alumina refinery/bauxite mine	86%

35	South America	Alumar, Brazil	Alumina refinery and aluminium smelter	36-46.3%

36	South America	MRN, Brazil	Bauxite mine	14.8%

37	South America	Paranam, Suriname	Alumina refinery and bauxite mines	45%

38	South America	Valesul Aluminio, Brazil	Aluminium smelter	45.5%

BASE METALS •
Ref	Continent	Site/Asset	Description	Ownership

39	Australia	Cannington, Australia	Silver, lead and zinc mine in north-west Queensland	100%

40	South America	Escondida, Chile	The world’s largest copper mine, located in northern Chile	57.5%

41	South America	Antamina, Peru	Large copper-zinc mine	33.75%

42	South America	Cerro Colorado, Chile	Copper mine in northern Chile, producing cathode copper through a SX-EW leach operation	100%

43	South America	Tintaya, Peru	Produces copper concentrate and copper cathode within the ‘Skarn Belt’ of south-eastern Peru	99.95%

CARBON STEEL MATERIALS •
Ref	Continent	Site/Asset	Description	Ownership

44	Africa	Samancor Manganese, South Africa	Integrated producer of manganese alloys and ferroalloys	60%

45	Australia	Queensland Coal, Australia	World’s largest supplier of high-quality metallurgical coal for steel production	50-80%

46	Australia	Boodarie Iron, Australia	Hot briquetted iron plant	100%

47	Australia	GEMCO, Australia	Producer of manganese ore (part of Samancor)	60%

48	Australia	Illawarra Coal, Australia	Four underground coal mines	100%

49	Australia	WA Iron Ore, Australia	The Pilbara iron ore mines rank among the world’s best long-life iron ore assets	85-100%

50	Australia	TEMCO, Australia	Producer of manganese alloys (part of Samancor)	60%

51	South America	Samarco, Brazil	An efficient low-cost producer of iron ore pellets	50%

DIAMONDS AND SPECIALTY PRODUCTS •
Ref	Continent	Site/Asset	Description	Ownership

52	Africa	Johannesburg, South Africa	Technology Centre	100%

53	Africa	Richards Bay Minerals, South Africa	World’s largest producer of titanium slag	50%

54	Australia	Brisbane, Australia	Mineral Exploration Office	—

55	Australia	Melbourne, Australia	Mineral Exploration Office	—

56	Australia	Newcastle, Australia	Technology Centre	100%

57	Europe	Antwerp, Belgium	Diamonds marketing	100%

58	North America	EKATI, Canada	Diamond mine in the Northwest Territories of Canada	80%

59	North America	Integris Metals, US	Metals distribution	50%

60	North America	Vancouver, Canada	Mineral Exploration Office	—

ENERGY COAL •
Ref	Continent	Site/Asset	Description	Ownership

45	Australia	Queensland Coal, Australia	Marketing agent for energy coal output	—

48	Australia	Illawarra Coal, Australia	Marketing agent for energy coal output	—

61	Africa	Ingwe, South Africa	Largest coal producer in South Africa	100%

62	Australia	Hunter Valley Energy Coal, Australia	New 12mtpa mine (Mt Arthur Coal) ramping up	100%

63	Asia	PT Arutmin, Indonesia	Exclusive agent for coal output	—

64	North America	New Mexico Coal, US	Mine-mouth operations	100%

65	South America	Cerrejon, Colombia	Largest coal producer in Colombia	33.3%

STAINLESS STEEL MATERIALS •
Ref	Continent	Site/Asset	Description	Ownership

66	Africa	Samancor Chrome, South Africa	Integrated producer of chrome ores and ferrochrome comprising mines and chrome alloy plants in South Africa	60%

67	Australia	QNI Yabulu Refinery, Australia	The Yabulu refinery is one of the world’s major laterite nickel-cobalt processing plants	100%

68	South America	Cerro Matoso, Colombia	Integrated ferronickel mining and smelting complex in north Colombia	99.8%

69	Australia	Ravensthorpe, Australia	Nickel mine and processing facility currently in development	100%

16	→ BHP BILLITON HSEC SUMMARY REPORT 2004
Corporate Centres Marketing Offices 41 Petroleum Aluminium Base Metals Carbon Steel Materials Diamonds and Specialty Products Energy Coal Stainless Steel Materials

RECOGNITION

BHP BILLITON EMPLOYEE HSEC AWARDS PROGRAM

The BHP Billiton HSEC Awards encourage and recognise those employees and their teams who openly embody the values expressed in our Charter and go beyond what is required in their day-to-day jobs to care for their fellow employees, the community and the environment. The finalists in this year’s awards are presented below. The excellence, highly commended and merit award recipients will be listed in our Full HSEC Report following their announcement at the awards presentation to take place on 20 October 2004.

INDIVIDUAL EXCELLENCE AWARD SHORT-LISTED NOMINEES

To be personally selected by the Chair of the Judging Panel, The Rt Hon Sir Ninian Stephen

Pieter Boyd	Luci Davis	Charlie DeLuca	Akemi Fukushi Mandiola	Tom Raleigh
Energy Coal, Zululand Anthracite Colliery, Kwa-Zulu Natal, South Africa	Energy Coal, New Mexico Coal, New Mexico, USA	Diamonds and Specialty Products, EKATI Diamond Mine, Northwest Territories, Canada	Base Metals, Minera Escondida, Second Region, Chile	Carbon Steel Materials, Norwich Park Mine, Queensland, Australia

HEALTH AWARDS FINALISTS

José Flávio Alves
(team representative)
Aluminium, Mineração Rio do Norte (MRN), Oriximiná, Brazil

Colin Glover (team representative)
Petroleum, Liverpool Bay Oil and Gas Project, Wales, United Kingdom

Dr Salvador Janne
(team representative)
Energy Coal, Cerrejón Coal Company, La Guajira, Colombia

Julie Kershaw (team representative)
Carbon Steel Materials, BHP Billiton Iron Ore — Nelson Point, Western Australia

Humera Malik (team representative)
Petroleum, Zamzama Gas Project, Islamabad, Pakistan
Mfundo Mngadi
(team representative)
Aluminium,
Hillside Aluminium Smelter,
Kwa-Zulu Natal, South Africa

Liz Sanderson
(team representative)
Energy Coal, Mt Arthur Coal,
New South Wales, Australia

Phillip Sinel
(team representative)
Petroleum, Griffin Venture FPSO,
Western Australia

Ben van Wyk
(team representative)
Energy Coal, Khutala Colliery,
Mpumalanga, South Africa

Kellie Wallis (team representative)
Carbon Steel Materials, Goonyella
Riverside Mine, Queensland, Australia

ENVIRONMENT AWARDS FINALISTS

Kerry Abbott (team representative)
Aluminium, Boddington Bauxite Mine,
Western Australia

Antônio Barros
(team representative)
Aluminium, Mineração Rio do Norte
(MRN), Para, Brazil

Gary Brassington
(team representative)
Carbon Steel Materials, Illawarra Coal,
New South Wales, Australia

Gordon Bryant
(team representative)
Petroleum, Worldwide Drilling Group,
Louisiana, USA

Eduardo Arenas Cortes
(team representative)
Base Metals, Minera Escondida,
Second Region, Chile
Dr Stephen Grocott
(team representative)
Aluminium, Worsley Alumina, Western Australia

Ramón Gualdrón
(team representative)
Energy Coal, Cerrejón, La Guajira, Colombia

Carlyle Kalloo
(team representative)
Petroleum, Trinidad and Tobago Asset, Trinidad, West Indies

Bob Kotmel (team representative)
Carbon Steel Materials, BMA Coal - Hay Point Services, Queensland, Australia

Ricardo Sarmento
(team representative)
Aluminium, Mineração Rio do Norte, Para, Brazil

SAFETY AWARDS FINALISTS

Jonathan Deegan
(team representative)
Petroleum, Worldwide Drilling,
Texas, USA

Robert Guilbault
(team representative)
Aluminium, Hillside Aluminium,
Kwa-Zulu Natal, South Africa

Tony Kneuker
(team representative)
Aluminium, Worsley Alumina,
Western Australia

Julie MacDonald
(team representative)
Carbon Steel Materials, Goonyella
Riverside Mine, Queensland, Australia

Dr Jorge Medina
(team representative)
Base Metals, Tintaya Copper Mine,
Arequipa, Peru
Edward Routledge
(team representative)
Diamonds and Specialty Products, Global Exploration, British Columbia, Canada

Gary Shields
Carbon Steel Materials, Goonyella Riverside Mine, Queensland, Australia

David Trenberth
(team representative)
Carbon Steel Materials, Goonyella Riverside Mine, Queensland, Australia

Lydia van der Merwe
(team representative)
Energy Coal, Rietspruit Plant, Mpumalanga, South Africa

Ben van Wyk (team representative)
Energy Coal, Khutala Colliery, Mpumalanga, South Africa

COMMUNITY AWARDS FINALISTS

José Flávio Alves
(team representative)
Aluminium, Mineração Rio do Norte (MRN), Oriximiná, Brazil

Ivete Arão (team representative)
Aluminium, Mozal Community Development Trust, Maputo Province, Mozambique

Eduardo Becerra
(team representative)
Base Metals, Minera Escondida, Second Region, Chile

Philip Hechter (team representative)
Carbon Steel Materials, Metalloys, Meyerton, South Africa

Lulu Khumalo
(team representative)
Aluminium, Hillside and Bayside Aluminium Smelters, Kwa-Zulu Natal, South Africa
Sean Milfull
(team representative)
Carbon Steel Materials, Goonyella Riverside Mine, Queensland, Australia

Sheldon Narine
(team representative)
Petroleum, Trinidad and Tobago Asset, Trinidad, West Indies

Lucio Rios
(team representative)
Base Metals, Tintaya, Cusco, Peru

Gastón Moya Rodríguez
(team representative)
Base Metals, Minera Cerro Colorado, Iquique, Chile

Louis Warren
(team representative)
Carbon Steel Materials, BHP Billiton Iron Ore, Western Australia

EXTERNAL RECOGNITION

•	Global Business Coalition on HIV/AIDS award — Business Excellence for Innovation

•	Association of Certified Chartered Accountants (Australia and New Zealand) award for Best Environment Report

•	Australasian Reporting Awards — Best Occupational Health and Safety Report

•	Special Award for Impact on a Community in the Australian Prime Minister’s 2003 Awards for Excellence in Community Business Partnerships.

http://hsecreport.bhpbilliton.com/2004/repository/recognition/recognition.asp Recognition

About BHP Billiton

BHP Billiton is the world’s largest diversified resources company, with a portfolio of high-quality, long-life assets and a significant pipeline of growth projects. The Company has around 35 000 employees, working in more than 100 operations and offices in 26 countries.

Headquartered in Melbourne, Australia, the Group has primary listings on the Australian and London stock exchanges. We have adopted a business model based on customer-oriented groupings called Customer Sector Groups (CSGs). This structure reflects our focus on the needs of our customers. In March 2004, we announced that we had modified our organisation structure to streamline reporting and maximise the operational effectiveness of the Company. As a result, the existing Customer Sector Groups (CSGs) were brought together under three broadly related business areas of Non-Ferrous Materials, Carbon Steel Materials and Energy. The existing CSG structure has been very effective and will be continued within the new organisation structure.

Each of the CSGs is a substantial business in its own right and several are leaders in their respective fields. The CSGs are Aluminium, Base Metals, Carbon Steel Materials, Diamonds and Specialty Products, Energy Coal, Petroleum, and Stainless Steel Materials.

Our key markets include downstream refiners and processors of raw materials, such as steelworks, smelters, petroleum refiners, thermal power stations and diamond cutters.

In line with the values expressed in our Charter, throughout our operations we have an overriding commitment to health, safety, environmental responsibility and sustainable development.

Contact Us

Ian Wood
Vice President
Sustainable Development and
Community Relations
BHP Billiton
BHP Billiton Centre
180 Lonsdale St
Melbourne Victoria 3000 Australia

Phone: +61 1300 554 757
Fax: +61 3 9609 3015
Email: hsec@bhpbilliton.com
Website: www.bhpbilliton.com

This Report was printed with soya-based inks on paper that is manufactured from sustainable plantation forests, is oxygen bleached, recyclable and biodegradable, and made by a manufacturer that has ISO14001 environmental management system certification.

BHP BILLITON CHARTER WE ARE BHP BILLITON, A LEADING GLOBAL RESOURCES COMPANY. Our purpose is to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions. To prosper and achieve real growth, we must: • actively manage and build our portfolio of high-quality assets and services, • continue the drive towards a high-performance organisation in which every individual accepts responsibility and is rewarded for results, • earn the trust of employees, customers, suppliers, communities and shareholders by being forthright in our communications and consistently delivering on commitments. We value: • Safety and the Environment – An overriding commitment to health, safety, environmental responsibility and sustainable development. • Integrity – Doing what we say we will do. • High Performance – The excitement and fulfilment of achieving superior business results and stretching our capabilities. • Win-Win Relationships – Having relationships which focus on the creation of value for all parties. • The Courage to Lead Change – Accepting the responsibility to inspire and deliver positive change in the face of adversity. • Respect for Each Other – The embracing of diversity, enriched by openness, sharing, trust, teamwork and involvement. We are successful in creating value when: • our shareholders are realising a superior return on their investment • our customers and suppliers are benefiting from our business relationships • the communities in which we operate value our citizenship • every employee starts each day with a sense of purpose and ends each day with a sense of accomplishment. Chip Goodyear Chief Executive Officer August 2004 WORKING RESPONSIBLY AT BHP BILLITON: OUR HEALTH, SAFETY, ENVIRONMENT AND COMMUNITY POLICY At BHP Billiton, we are committed to sustainable development. Health, safety, environment and community responsibilities are integral to the way we do business. We commit to continual improvement in our performance, efficient use of natural resources and aspire to zero harm to people and the environment. Wherever we operate we will: Develop, implement and maintain management systems for health, safety, environment and the community that are consistent with internationally recognised standards and enable us to: • identify, assess and manage risks to employees, contractors, the environment and communities • strive to achieve leading industry practice • meet and, where appropriate, exceed applicable legal and other requirements • set and achieve targets that include reducing and preventing pollution • develop our people and provide resources to meet our targets • support the fundamental human rights of employees, contractors and the communities in which we operate • respect the traditional rights of indigenous peoples • care for the environment and value cultural heritage • advise on the responsible use of our products. Seek opportunities to share our success by: • working with communities to contribute to social infrastructure needs through the development and use of appropriate skills and technologies • developing partnerships that focus on creating sustainable value for everyone. Communicate with, and engage, employees, contractors, business partners, suppliers, customers, visitors and communities to: • build relationships based on honesty, openness, mutual trust and involvement • share responsibility for meeting the requirements of this Policy. We will review regularly and report publicly our progress and ensure this Policy remains relevant to the needs of our stakeholders. We will be successful when we achieve our targets towards our goal of zero harm and we are valued by the communities in which we work. Chip Goodyea r Chief Executive Officer January 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Limited
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 16 September 2004